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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

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                       THE UNITED STATES SHOE CORPORATION
                            (Name of Subject Company)

                       THE UNITED STATES SHOE CORPORATION
                      (Name of Person(s) Filing Statement)

                        COMMON SHARES, WITHOUT PAR VALUE
                (AND ASSOCIATED PREFERENCE SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    912605102
                      (CUSIP Number of Class of Securities)

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                              James J. Crowe, Esq.
                  Vice President, Secretary and General Counsel
                       The United States Shoe Corporation
                               One Eastwood Drive
                           Cincinnati, Ohio 45227-1197
                                 (513) 527-7000

       (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing)

                                 With a copy to:

                            William F. Henze II, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

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          This Amendment No. 6 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 filed on March 16, 1995, as previously amended (the "Schedule 14D-9"), by The United States Shoe Corporation (the "Company"), with respect to the tender offer by Luxottica Acquisition Corp., an indirect wholly-owned subsidiary of Luxottica Group S.p.A., to purchase all outstanding common shares, without par value, of the Company, including associated preference share purchase rights, at a price of $24 per share (and associated right), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 1995 and in the related Letter of Transmittal (the "Offer"), as set forth in this Amendment No. 6. All capitalized terms not otherwise defined herein shall have the meanings assigned thereto in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

          The Rights Agreement. Pursuant to the terms of the Rights Agreement, on April 13, 1995, the Board of Directors adopted a resolution to delay the occurrence of the Distribution Date until the earliest of (i) the Shares Acquisition Date, (ii) such date that the Offer, as extended, is next scheduled to expire and (iii) midnight on April 21, 1995 or such later date as may be determined by the Board of Directors. On April 14, 1995, Luxottica announced the extension of the expiration of the Offer to April 28, 1995. Accordingly, the Rights will not become exercisable or transferable or be distributed apart from the Shares until the earlier of (i) the Shares Acquisition Date and (ii) midnight on April 21, 1995 or such later date as may be determined by the Board of Directors.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

         Exhibit 32 - Text of press release issued by the Company, dated
                      April 14, 1995, regarding the extension of the Distribution Date under the Rights Agreement.

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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 14, 1995

                               THE UNITED STATES SHOE CORPORATION

                               By: /s/ Bannus B. Hudson
                                   ---------------------------------------------
                                   Name:  Bannus B. Hudson
                                   Title:  President and Chief Executive Officer

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                                EXHIBIT INDEX
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  Exhibit
    No.                   Description
  -------                 ------------

    32 Text of press release issued by the Company, dated April 14, 1995, regarding the extension of the Distribution Date under the Rights Agreement.